Page 1 of 10


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  2)*

                              WAUSAU PAPER CORP.
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                  943315-101
                                (CUSIP Number)

                             ARNOLD J. KIBURZ III
                             RUDER WARE, L.L.S.C.
                                 P.O. BOX 8050
                             WAUSAU, WI 54402-8050
                                (715) 845-4336
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               DECEMBER 29, 2005
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. (box)

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
      {section}240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                                                   Page 2 of 10


CUSIP No.  943315-101

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            David B. Smith, Jr.

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  (box)

            (b)  (box)

      3.    SEC Use Only

      4.    Source of Funds (See Instructions)  00

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) (box)

      6.    Citizenship or Place of Organization  United States

Number of      7.    Sole Voting Power  120,910
Shares Bene-
Ficially by    8.    Shared Voting Power  2,131,536
Owned by Each
Reporting      9.    Sole Dispositive Power  120,910
Person With
               10.   Shared Dispositive Power  2,131,536

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  2,252,446

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (box)

13.   Percent of Class Represented by Amount in Row (11)  4.4%

14.   Type of Reporting Person (See Instructions)
           IN
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                                                                   Page 3 of 10


CUSIP No.  943315-101

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Thomas P. Smith (deceased)

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  (box)

            (b)  (box)

      3.    SEC Use Only

      4.    Source of Funds (See Instructions)  00

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) (box)

      6.    Citizenship or Place of Organization  United States

Number of   7.    Sole Voting Power  144,857
Shares Bene-
Ficially by 8.    Shared Voting Power  2,131,536
Owned by Each
Reporting   9.    Sole Dispositive Power  144,857
Person With
            10.   Shared Dispositive Power  2,131,536

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  2,276,393

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (box)

13.   Percent of Class Represented by Amount in Row (11)  4.4%

14.   Type of Reporting Person (See Instructions)
           IN
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                                                                   Page 4 of 10


CUSIP No.  943315-101

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Margaret S. Mumma

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  (box)

            (b)  (box)

      3.    SEC Use Only

      4.    Source of Funds (See Instructions)  00

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) (box)

      6.    Citizenship or Place of Organization  United States

Number of   7.    Sole Voting Power  426,226
Shares Bene-
Ficially by 8.    Shared Voting Power  2,131,536
Owned by Each
Reporting   9.    Sole Dispositive Power  426,226
Person With
            10.   Shared Dispositive Power  2,131,536

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  2,557,762

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (box)

13.   Percent of Class Represented by Amount in Row (11)  5.0%

14.   Type of Reporting Person (See Instructions)
           IN

CUSIP No.  943315-101

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Sarah S. Miller

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)  (box)

            (b)  (box)

      3.    SEC Use Only

      4.    Source of Funds (See Instructions)  00

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) (box)

      6.    Citizenship or Place of Organization  United States

Number of   7.    Sole Voting Power  351,056
Shares Bene-
Ficially by 8.    Shared Voting Power  2,131,536
Owned by Each
Reporting   9.    Sole Dispositive Power  351,056
Person With
            10.   Shared Dispositive Power  2,131,536

11.   Aggregate Amount Beneficially Owned by Each Reporting Person  2,482,592

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) (box)

13.   Percent of Class Represented by Amount in Row (11)  4.8%

14.   Type of Reporting Person (See Instructions)
           IN

                                 SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

Item 1.     Security and Issuer

            THE SECURITY TO WHICH THIS STATEMENT RELATES IS THE COMMON STOCK OF WAUSAU PAPER CORP. (THE "COMMON STOCK")

            The name and address of the issuer are:

            WAUSAU PAPER CORP.
            100 PAPER PLACE
            MOSINEE, WI  54455-9099

Item 2.     Identity and Background

            THIS STATEMENT IS BEING JOINTLY FILED BY EACH OF THE FOLLOWING PERSONS (THE "REPORTING PERSONS") PURSUANT TO RULE 13D-1(K).

            1. (A) DAVID B. SMITH, JR.
               (B) 1206 EAST SIXTH STREET
                   MERRILL, WI  54452
               (C) CONSULTANT
               (D) NONE
               (E) NONE
               (F) UNITED STATES

            2. (A) THOMAS P. SMITH (DECEASED, MARCH 9, 2006)
               (B) 5412 CORAL GABLES DRIVE
                   LAS VEGAS, NV  89130
               (C) NOT APPLICABLE
               (D) NONE
               (E) NONE
               (F) UNITED STATES

            3. (A) MARGARET S. MUMMA
               (B) 114 SOUTH WILSON AVENUE
                   JEFFERSON, IA  50129
               (C) BOOKKEEPER
               (D) NONE
               (E) NONE
               (F) UNITED STATES
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                                                                   Page 7 of 10


            4. (A) SARAH S. MILLER
               (B) 4012 CRESTWOOD DRIVE
                   WAUSAU, WI  54403
               (C) EXECUTIVE DIRECTOR, NON PROFIT ORGANIZATION
               (D) NONE
               (E) NONE
               (F) UNITED STATES

Item 3.     Source and Amount of Funds or Other Consideration

            NO CONSIDERATION WAS PAID BY THE REPORTING PERSONS IN CONNECTION WITH THIS TRANSACTION. SEE ITEM 4.

Item 4.     Purpose of Transaction

            THE REPORTING PERSONS EXERCISE SHARED VOTING AND INVESTMENT CONTROL OVER THE COMMON STOCK IN THEIR CAPACITIES AS CO-TRUSTEES OF A TRUST ESTABLISHED BY THE WILL OF DAVID B. SMITH (THE "TRUST"). EACH OF THE REPORTING PERSONS IS, WHILE LIVING, A BENEFICIARY OF THE TRUST. THE TRANSACTION INVOLVED THE DISTRIBUTION OF 59,209 SHARES OF COMMON STOCK TO EACH OF THE REPORTING PERSONS IN ORDER TO ADDRESS CERTAIN TRUST ADMINISTRATION AND ESTATE PLANNING OBJECTIVES. NONE OF THE REPORTING PERSONS HAVE ANY PRESENT PLANS OR PROPOSALS THAT RELATE TO OR THAT WOULD OTHERWISE RESULT IN ANY OF THE ACTIONS OR CONSEQUENCES DESCRIBED IN PARAGRAPHS (A) THROUGH (J) OF ITEM 4 OF
            SCHEDULE 13D.

Item 5.     Interest in Securities of the Issuer

            (A) - (B)THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF COMMON STOCK (BASED ON WAUSAU PAPER CORP.'S FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2005 AND FILED ON NOVEMBER 9, 2005) BENEFICIALLY OWNED BY EACH REPORTING PERSON WERE, AS OF THE APPLICABLE EVENT:

                          SOLE      SHARED      SOLE       SHARED     AGGREGATE   PERCENT
                         VOTING     VOTING   DISPOSITIVE DISPOSITIVE  BENEFICIAL    OF
NAME                     POWER      POWER      POWER       POWER      OWNERSHIP   CLASS(1)
DAVID B. SMITH, JR.    120,910(2) 2,131,536   120,910(2)  2,131,536   2,252,446(2)  4.4%
THOMAS P. SMITH        144,857    2,131,536   144,857     2,131,536   2,276,393     4.4%
MARGARET S. MUMMA      426,226    2,131,536   426,226     2,131,536   2,557,762     5.0% (4.99%)
SARAH S. MILLER        351,056    2,131,536   351,056     2,131,536   2,482,592     4.8%

      (1) AS OF OCTOBER 31, 2005:  51,291,250 SHARES OUTSTANDING
      (2) INCLUDES 25,000 OPTION SHARES AND 1,291 SHARES ATTRIBUTABLE TO RESTRICTED STOCK UNITS WHICH MAY BE ACQUIRED ON OR BEFORE 60 DAYS

            (C) EXCEPT AS NOTED IN THE FOLLOWING PARAGRAPH, THERE WERE NO OTHER TRANSACTIONS IN THE COMMON STOCK EFFECTED BY ANY OF THE REPORTING PERSONS WITHIN THE 60 DAYS PRECEDING THE DATE OF THIS REPORT.

            ON JANUARY 3, 2006, DAVID B. SMITH RECEIVED A GRANT OF 1,292 RESTRICTED STOCK UNITS IN HIS CAPACITY AS A DIRECTOR OF THE ISSUER. ON FEBRUARY 15, 2996, MR. SMITH RECEIVED AN ADDITIONAL 9 RESTRICTED STOCK UNITS IN THE FORM OF DIVIDEND EQUIVALENTS ON THE UNDERLYING GRANT. ON APRIL 20, 2006, MR. SMITH WAS GRANTED AN OPTION TO PURCHASE 3,000 SHARES OF COMMON STOCK AT A PRICE OF $13.92 PER SHARE PURSUANT TO THE ISSUER'S DIRECTOR COMPENSATION POLICY. EACH OF THESE TRANSACTIONS WAS TIMELY REPORTED ON FORM 4 FILED BY MR. SMITH.

            ON APRIL 21, 2006, DAVID B. SMITH, MARGARET S. MUMMA, AND SARAH S. MILLER EACH RECEIVED AN ADDITIONAL DISTRIBUTION OF 59,209 SHARES FROM THE TRUST IN ORDER TO ADDRESS CERTAIN TRUST ADMINISTRATION AND ESTATE PLANNING OBJECTIVES.

            (D) THE TRUST HAS THE RIGHT TO RECEIVE THE DIVIDENDS WITH RESPECT TO THE COMMON STOCK OVER WHICH THE REPORTING PERSONS EXERCISE SHARED VOTING AND DISPOSITIVE POWER.

            (E) EACH OF THE REPORTING PERSONS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE COMMON STOCK ON DECEMBER 29, 2005.

Item 6. Contract, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

            EACH OF THE REPORTING PERSONS OTHER THAN THOMAS P. SMITH, IS A CO-TRUSTEE OF THE TRUST. THOMAS P. SMITH SERVED AS A CO-TRUSTEE UNTIL HIS DEATH ON MARCH 9, 2006.

Item 7.     Material to be Filed as Exhibits

            JOINT FILING AGREEMENT BY AND CONCERNING EACH OF THE REPORTING PERSONS.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



      May 26, 2006                  DAVID B. SMITH, JR.
                                    David B. Smith, Jr.


      May 26, 2006                  THOMAS P. SMITH
                                    Thomas P. Smith
                                    by Anne L. Smith, attorney-in-fact

      May 26, 2006                  MARGARET S. MUMMA
                                    Margaret S. Mumma


      May 26, 2006                  SARAH S. MILLER
                                    Sarah S. Miller

                            JOINT FILING AGREEMENT


      In accordance with the requirements of Rule 13d-1(k), and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached and have duly executed this joint filing agreement as of the date set forth below.



      May 26, 2006                  DAVID B. SMITH, JR.
                                    David B. Smith, Jr.


      May 26, 2006                  THOMAS P. SMITH
                                    Thomas P. Smith
                                    by Anne L. Smith, attorney-in-fact


      May 26, 2006                  MARGARET S. MUMMA
                                    Margaret S. Mumma


      May 26, 2006                  SARAH S. MILLER
                                    Sarah S. Miller